TASEKO: DISSIDENTS’ LAWSUIT IS WHOLLY WITHOUT MERIT

April 13, 2016, Vancouver, BC –Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the “Company”) today commented on a lawsuit by Raging River Capital LLC (“RRC”) and another shareholder against Taseko and certain of its insiders filed in British Columbia Supreme Court on April 8, 2016 (Registry number 163199).

The lawsuit claims oppression of the plaintiffs related to Taseko’s 2014 acquisition of Curis Resources Ltd. The petition seeks a derivative right to sue in the name of Taseko and seeks to prevent an unspecified number of Taseko shares from being voted at the May 10, 2016 special meeting. The petition is to be heard May 3, 2016.

After reviewing the lawsuit with legal counsel, Taseko is of the view that RRC’s claims are wholly without merit and that the lawsuit was filed only as another proxy contest tactic by RRC. Taseko’s Florence Copper project is a valuable asset. The 2014 acquisition of Curis Resources Ltd. and its Florence Copper project followed not only all legal and regulatory requirements but corporate governance best practices as outlined on pages 29 to 33 of Taseko’s March 28, 2016 Management Information Circular filed at www.sedar.com. Taseko and the insiders will vigorously defend themselves against the lawsuit.

Proxy Contest

Taseko asks shareholders to read its Management Information Circular and Letter to Shareholders to understand the main reasons to support directors Russ Hallbauer, Ron Thiessen and Robert Dickinson and to vote AGAINST the RRC Nominees. Shareholder materials are available at www.tasekomines.com/proxycontest and on SEDAR, www.sedar.com.

The proxy voting deadline is 10 am (Pacific Time) on May 6, 2016. Shareholders with questions about voting their shares should call Laurel Hill Advisory Group at 1-877-452-7184 (toll free) or by email at assistance@laurelhill.com. To vote in person, the Meeting will be held at The Pinnacle Hotel, 138 Victory Ship Way, North Vancouver, British Columbia, on May 10, 2016, at 10:00 a.m. local time.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Shareholders may also contact Taseko’s proxy solicitation agent:
Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

Russell Hallbauer
President and CEO

About Taseko

Taseko is focused on the operation and development of mines in North America. Headquartered in Vancouver, Canada, Taseko is the owner (75%) and operator of the Gibraltar Mine, the second largest open pit copper-molybdenum mine in Canada. Taseko’s Aley Niobium Project, Florence Copper Project, and New Prosperity Gold-Copper Project are all advanced staged projects which provide the Company with a diverse commodity pipeline.

No regulatory authority has approved or disapproved of the information contained in this news release.